Exhibit 99.1

Franco-Nevada To Release Third Quarter 2013 Results

Third Quarter Results Release:	November 5th after market close

Conference Call and Webcast:	November 6th 10:00 am ET

Dial-in Numbers:	Toll-Free: 1-888-231-8191

International: 647-427-7450

Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

A conference call replay will be available until November 13th, 2013 at the following numbers: Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 7628000

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell

Manager, Investor Relations

416-306-6328

info@franco-nevada.com